

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Roxana Gloria Candela Calixto
Inka Productions Corp.
IV Etapa Pachacamac
MZ H2 Lot 31 Barrio 2 Sector 1
Villa el Salvador, Lima, Peru 42

> **Re: Inka Productions Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 4, 2011**
> **File No. 333-171064**

Dear Ms. Calixto:

We have received your response to our prior comment letter to you dated December 28, 2010 and have the following additional comments.

General

1. We note your response to our prior comment two and reissue. Please revise to correct the inconsistency between the statement on the cover that the price was determined by, among other factors, "a business valuation that was conducted by our management" and the statement under Determination of the Offering Price on page 12 that the price was determined "arbitrarily by adding a $0.029 premium to the last sale price."

Summary, page 5

2. We note your response to our prior comment three. Please revise your summary to disclose the amount of cash you have as of the most recent practical date.

Plan of Distribution, page 15

3. We note your response to our comment 11 and reissue. Revise to clarify that each selling shareholder might be deemed an underwriter.

Description of Business, page 18

4. We note your response to our prior comment 12 and reissue. Please revise this section to provide a more detailed description of your anticipated business. For example, please revise to state where in the United States and Peru you plan to conduct dance performances. Also revise to provide more detail about your competitors and

competitive business conditions, both in the United States and Peru. We also note that it appears that a large portion of your description of business section is identical to your description of the plan of operations section. Please refer to Item 101(h) of Regulation S-K for information to be included in the description of business section of your prospectus and revise accordingly.

5. We note your response to our prior comment 13 and reissue in part. Please revise to describe the projected salary of the person who will teach the program, the salaries to be received by the dancers during the training period, the costs to get bookings, your estimates of the air flight and hotel costs for an American booking, and a description of any efforts you have undertaken to see whether your plan is commercially reasonable.

Compliance with Government Regulation, page 20

6. We note your response to our prior comment 15. Please also revise to estimate the amount of time required to obtain P3 visas and the estimated costs of obtaining U.S. and Peruvian visas, and disclose who will be responsible for paying for all visa and travel expenses.

Plan of Operation, page 23

7. We note your response to our prior comment 19 and reissue in part. Please further revise your Plan of Operation section to discuss your detailed plan to become operational and through to revenue generation. For example, please revise to disclose where you intend to conduct your auditions and the training program, such as in the United States or Peru, and estimate the costs of leasing space for these activities. For each distinct step in your plan of operation, such as the recruitment and training parts of your plan of operation, provide your estimated expenses and sources of funds. In addition, please provide a description, cost and time estimates of your anticipated marketing and advertising efforts for your pubic dances and private performances both in the United States and Peru.

8. We note your disclosure on pages 18 and 23 that you "will have other sources of revenue as well." Please revise to clarify that there is no guarantee that you will generate any revenues.

9. We note your response to our prior comment 20 and reissue. We note your disclosure that you plan to hire and train performers. Please describe when and how you plan to obtain financing to implement this plan.

10. We note your response to our prior comment 21 and reissue. You state that you believe you have "sufficient funds" to maintain minimal operations. Please quantify the amount of your funds. Liquidity needs to be discussed on a short-term and long-term basis. Please revise accordingly.

Exhibit 5.1

11. We note your response to our prior comment 24. However, please revise the legal opinion to reference "Form S-1 filed on December 9, 2010, as amended" and delete the reference to "through the date hereof" from the first full paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc (via fax):   Faiyaz Dean
                 (206) 493-2777